MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               September 1, 2006
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                September 1, 2006

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, September
                  1st. Lo and behold, here we go into the Labor Day weekend marking the end of summer and the market surprisingly held up very nicely over the summer. Since hitting the lows of mid-June, the rebound has been fairly consistent, fairly nice, much to the surprise of a lot of observers.

                  As I mentioned last week, the period of time from August through the beginning of October tends to be a relatively weak time in the markets and so far, that has not been the case, August has held up very well, it's been one of the best months we've had in quite some time in the market and one of the best Augusts in several years and the market continued its winning ways here at the first day of September.

                  Now, of course, all of this needs to be taken, to some degree, with a grain of salt because of the extraordinarily light volume, this is when most Wall Street traders and the heavyweights on Wall Street are out at the Hamptons and so very few observers think that you can take much of what's going on in the market to heart because it may well change post-Labor Day when the big hitters come back.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               September 1, 2006
                                                                          Page 2

                  Nevertheless, what seems to be most surprising from the larger picture standpoint is the fact that here we have a political season starting, a lot of concerns about the strength of the Administration, concerns about Iraq, concerns about Iran, North Korea, a war in Israel and Lebanon, turmoil just about everywhere you want to look, energy prices moving up well above $70-$75 a barrel for oil and staying up there and being there for quite some time.

                  On the face of that, you would think that the market would be retracing substantially that the economy would be spinning out of control but yet we have things that have been stabilizing quite nice.

                  So it's very unexpected and the question that I think that's on the minds of most intelligent observers is, is this the calm before the storm, are these negatives actually going to impact the market at some point, or are there underlying strengths that are greater than what we perceive at this point?

                  Is the slowdown in housing going to impact the consumer enough to slow the economy down or is the fact that employment is staying steady and employment gains are staying reasonable enough going to be good enough to keep the consumer active?

                  It's really at the tipping point at this point; I can't say that it's going to go one way or the other. I think that what the market seems to be telegraphing is that we're in for what may well be a nice soft landing.

                  Now it's rare that we get that kind of thing where the economy doesn't slow down too much, it slows down enough to keep the Federal Reserve at bay, it slows down enough to keep interest rates moderated, but not so much so that corporate earnings and the stock market suffers from that.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               September 1, 2006
                                                                          Page 3

                  But it certainly seems on the surface like that is probably the greatest odds for pointing towards that type of situation which would be a marvelous situation for the stock market.

                  The last thing that people are expecting over the next three to 18 months is a very, very strong stock market; even positive observers are just hoping that we have some marginal minimal single-digit gains over the next year.

                  So I'm of the school of thought that, of course, the market will always do what it needs to do to surprise the maximum number of participants and to humiliate and embarrass the maximum number of participants. So if a large rally is not expected, then you might want to place your chips on the outcome of there being a large rally in the market.

                  We're positioning the portfolio to do well in what I would call a moderating economic environment. What I mean by that is an environment where we're not looking at a very strong expanding economy that's clicking on all cylinders.

                  That kind of environment of course we want those cyclical stocks that expand and move very far and are forward leaders in an economic expansion. I don't think that's certainly going to be the case, I think we're too far into economic growth to see that.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               September 1, 2006
                                                                          Page 4

                  By the same token, I don't think that we're really decelerating enough to look at only the sense of recession-oriented stocks; stocks that will do well even in the very slow or stuck type of economy.

                  I think that we're looking at a blend of stocks that will do well in a moderate economic expansion, those companies that can show the greatest types of earnings growth without seeing a huge dynamic growth in the economy; that's going to be some selected consumer discretionary items, a lot of medical and healthcare which tend to move in cycles and with a dynamic difference than what's happening in the economy, and some very selected technology stocks as well as some selected stocks overseas.

                  Our International holdings right now consist of three areas, that's money in Toyota, of course, the Japanese car manufacturer, that's money in Infosys, an Indian information technology outsourcing company, and some money in Russian telecom stocks -- Mobil Telesys and Vimpel-Communications.

                  We think those are three sweet spots that we think can add some value to the portfolio not only from an upside but also balancing off some of the risks that we have here domestically.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody here at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.


                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               September 8, 2006
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                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                                September 8, 2006


Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, September
                  8th. As we move into the fall, post-Labor Day, and traders come back to Wall Street, we're getting a little bit of sense of what might be going on with the market and the results thus far show that we still don't know what's going on with the market.

                  In a lot of ways, it's one step forward, one step back. The market is still trying to figure out if the economy is slowing, if it's going to slow so much to really negatively impact corporate earnings or are we looking at that seat for a golden mean of a soft landing, to what degree will the obvious slowdown in homebuilding effect the market.

                  There's a lot of housing bulls like myself over the years that pointed to the growth in the housing market as one of the supports to the economy because of all the ancillary businesses that feed off of that, all of the businesses and the ways that people are employed based upon growth and housing.

                  If you were making that argument over the last two, three, or four years, what happens when sales of homes slow down and what is that going to mean for the economy; can we not suffer the negative consequences just as we experience the positive consequences.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               September 8, 2006
                                                                          Page 2

                  So it's very much of a mixed bag. To some degree, the good news this week was a lot of the geopolitical overseas concerns seemed to moderate, along with the price of oil and that certainly is a help for the stock market and for the consumer as the price of oil starts to come down below $70 a barrel, that's a lot more money in the consumers pockets than it was 5% or 10% ago.

                  Just to give you some idea of what we're doing with the portfolio, as I mentioned last week, it's a blend of defensive holdings and higher growth potential holdings.

                  Our top ten holdings are Apple Computer, Sears Holding Corp., Berkshire Hathaway, Altria -- it's a name for the old Philip Morris -- MasterCard, Procter & Gamble, United Health, Raytheon, St. Jude, and eBay.

                  This market doesn't seem to be favoring any particular group other than some of the descents of consumer non-durables like the Procter & Gambles of the world and the healthcare stocks which is why we have a little bit more money there than we might normally have.

                  But just to give you some idea about how spotty the returns have been, the three big returners for us this past week have been our two Russian telecom stocks that I mentioned to you last week, Vimpel Com and Mobile Telesys, Sears Holding Corp., and MasterCard.

                  So if you can connect the dots and find any through line among those three stocks, please let me know. But it just gives you some idea about how this is not the kind of market where you can ride the rising tide, this is that classic situation where you see the talkingheads get on TV and talk about how this is a stock pickers market and this is the kind of situation they're talking about, when there's a lot of sloppiness and messiness out there and you have to find those individual situations that are going to give you the risk return dynamic that you're looking for and that's what we're after at this point in time.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                               September 8, 2006
                                                                          Page 3

                  But as you can see from our top holdings, I think it's a good solid mix of companies that are in very good financial condition, no guarantee that they're going to go up, but they will tend to weather any economic storm that might be ahead and if the economy stays healthy, they should show some pretty good prospects.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody here at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.


                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              September 15, 2006
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                               September 15, 2006

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, September
                  15th. The market kind of had a relatively quiet flow this week. I think we may well be moving into one of those classic one or two steps forward, only one step back, some slow steady progress period, because it seems to be getting a little bit more apparent that the a) the economy is slowing down, but b) not slowing down so much to have a significantly negative impact on corporate profits, and c) that slowdown was caused in part by rising energy prices but now that energy prices are slowing down, that's going to help to moderate the slowdown.

                  With commodity prices leveling off and starting to come down, that takes some of the pressure off of inflation, it takes some of the pressure off of the Federal Reserve to raise interest rates, and in a moderate and a low interest rate environment, it's unlikely that the stock market is going to stumble significantly.

                  I think it may well be premature but one of the interesting things tells that we've been seeing over the last couple of weeks in the stock market has been the action in the homebuilders.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              September 15, 2006
                                                                          Page 2

                  Of course, it's no secret that the housing market has slowed down precipitously in some markets, moderately in other markets, and very little change in still other markets; the housing market is actually not one large national market the way stocks are but it's many, many localized markets and some are doing better or worse than others.

                  Nevertheless, housing is slowing down, maybe slowing down faster than some people expected; the housing stocks have gotten beaten up terribly.

                  But the fascinating thing for me and I think there's some lessons for us as investors is as the noise gets louder in the media, as we see more headlines screaming about the housing slowdown, the housing stocks are starting to rally; they bottomed out a couple of weeks ago and some of them have been on a tear since then.

                  For those people who were smart enough to jump in at the bottom, and I was not one of them, there's been some gains of almost 20% in the last couple of weeks in some of the housing stocks.

                  Now that's no guarantee that a true long-term bottom has been put in, maybe they can come down even more again to test those lows, but it's interesting to note that just like in so many things, both on the upside and the downside, once it becomes a day after day headline issue, once everybody kind of knows that this is the reality, chances are the move is already over.

                  So once everybody accepted and heard all the headlines about the housing market slowing down and how bad the housing stocks have done, that was the time that the housing stocks were actually bottoming out and now they're probably looking ahead over the next couple of years to see where the economy could be going and then what might be happening with those homebuilders.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              September 15, 2006
                                                                          Page 3

                  It's an interesting dynamic that's going on, the continual lesson that we learn that what's being spoken about in the media today is usually already priced into the stocks and the stock market doesn't react so much about what's going on today but the true moves in the stock market are reactions about people's perceptions about what's going to be happening six to 12 to 15 months down the road. It's difficult to keep that perspective sometimes within the midst of all the yelling and shouting in the media but that's the reality.

                  Regarding our views about what's going to be happening down the road, we continue with the portfolio that we think is pretty well balanced between offensive and defensive holdings; if anything, I think it beefed up some of the more growth-oriented holdings this past week, a little bit more in the Googles and the Goldman Sachs and the Symantecs and the QUALCOMMs in the portfolio and so if the NASDAQ does end up leading the market sectors over the fourth quarter, I think we'll participate nicely.

                  But I think that we're not headed towards a huge bull market blastoff but I think it would be very surprising to see any significant declines unless energy starts to heat up significantly again.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody here at Markman Capital, thanks very much. Take care. Bye, bye.


                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              September 22, 2006
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                               September 22, 2006

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, September
                  22nd. The week kind of was relatively quiet, a little bit with a slight bias to the downside. I think that as I shared with you last week, the overriding issue in the market right now seems to be just what the nature of the slowdown is going to be. We all know that the economy is not firing on all cylinders, we're not having red hot growth, and we're slowing down from the high growth of the last couple of years. The question is, are we going to come in for a nice gentle landing; is this going to be kind of what a lot of people have referred to as the Goldilocks scenario where the economy is not too strong, not to weak, just about right, leaving all the bad guys on the sidelines as far as basing interest rates and inflation; or whether the Federal Reserve will have tightened too much and business conditions will overshoot on the negative side? With each passing day, there's a little bit of other information coming out that will either confirm or deny one of the theses.

                  Of course, what a lot of market participants are looking at is the classic yield curve; yield curve referring to what the graph looks like when you graph out short-term, intermediate term, and long-term rates, and that's supposed to be a curve with the lower end of the curve being on the left hand side with the short-term rates and the yields increasing as you go out longer-term in maturity. That kind of a yield curve represents a healthy growing economy. When the yield curve becomes inverted, when short-term rates are higher than long-term rates, when you look at that graph when the high part of the line is on the left hand side of the graph and it slopes downward rather than sloping upward, what we call an inverted yield curve, that normally signifies the economy slowing down and moving into a recession. The last seven times we've seen that the economy has indeed moved into a recession over the next 12 to 18 months.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              September 22, 2006
                                                                          Page 2

                  So the question is, now that we're seeing this now, are we going to say this time it's different, that even though we have an inverted yield curve, there really aren't conditions for any kind of significant recession, or are we going to say, well, look, this seems to be the way the market telegraphs every recession, who are you going to believe, me or your lying eyes kind of thing and adjust accordingly? Every once in a while there's a piece of data that comes out that kind of contradicts that inverted yield curve story, a piece of data that indicates an economy that seems to be reasonably healthy, and the very next day, there will be a piece of data that contradicts that.

                  I'm pretty much taking an agnostic point of view which is reflective in our portfolio where we have mostly, in my opinion, stocks that will tend to do well in a slowing economy, companies that have very strong financials, companies that are able to exhibit good earnings growth without an economy that's red hot; that's what we want to look at, it doesn't always happen with every company you pick but that's one of the major screens that I'm looking at and how I'm viewing what we have in the portfolio. So we'll see how that works out but my guess is that we're going to come into more of a soft landing type of thing than a hard crash into a recession. I really don't see that happening, I don't think it's likely to happen unless and until we see the employment numbers start to weaken even to some extent. What I see right now from a very strong fundamental standpoint is continued reasonably strong employment, I see interest rates at a very moderate level, mortgage rates are actually coming down, energy prices are coming down. So where we were even a month or so ago, paying $3.00 plus at the pump, now it's getting down into the low $2.00 range, that's significant savings for the consumer. So if we were crying how the $3.00 gas price is going to hurt the economy, I can't see how we can't help but take the converse position that a $2.00 gas price has got to help the economy. So the way I see it right now is generally a mixed bag but it's a mixed bag with the general bias towards a reasonably healthy outcome.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              September 22, 2006
                                                                          Page 3

                  So, of course, as I mentioned to you, of our top holdings, you're going to see companies like Procter & Gamble very recession-resistant; Altria, it's a new name for Philip Morris, very recession-resistant; Time Warner, which is the entertainment cable company; Apple Computer; Google; Symantec; United Health; Sears, which is a special situation and I think the next Berkshire Hathaway; and then, of course, the original Berkshire Hathaway. So it's a mixed bag of healthcare, consumer-related stocks, some I think benign technology stocks, and I think it's the kind of mix that we're going to want to have going through the fall. It doesn't mean that every day and every week is going to be splendid but with this mix as our top holdings, and then combined with the fact that actually our single greatest holding, if you lump the companies together, the stocks together, are actually REITs, we have some 7% or 8% of the portfolio in REITs of a various nature, from office buildings to high-end apartments to warehouses and distribution centers on a global basis; so we're playing various ends of the real estate REIT market which not only throws off dividends but I think is a very good way to hedge against some of the other volatility in other market sectors. So if you want to kind of see what we're doing and want more information about that, feel free to give me a call.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              September 22, 2006
                                                                          Page 4

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, again, give me a call. Until I have a chance to talk with you again next Friday afternoon, thanks for being a shareholder. Take care. Bye, bye.


                                       END

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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              September 29, 2006
                                                                          Page 1

                           MARKMAN CAPITAL MANAGEMENT

                     Markman MultiFunds Trust Weekly Update
                               September 29, 2006

Bob Markman:      Hello, everybody. This is Bob Markman. It's Friday, September
                  29th, the end of the month. Interestingly enough, we got to the end of September with a nice positive September, to the surprise of most market historians. September, of course, being the single worst month of the year historically, it's where the market kind of gives up a lot of the gains and then hits a low sometime in October and then rallies through the end of the year. So we're certainly seeing a little bit different dynamic month to month than we have in a lot of the previous years when the market has hit a low in October; so maybe the September bulls will come out in October or maybe we're just headed for a nice healthy last three or four months of the year. In any case, we'll take it any way that we find it.

                  There's a lot of, I think, reasonable reasons why the market did well this month. Obviously, as I had mentioned last week, gas prices are down about 30% from their peak and when the market observers talked about how rising energy prices and rising gas prices were only going to put a crimp on the consumer and how that was going to be such a headwind for the economy, obviously, had those prices turned around and head south, if you accepted the fact that that was going to be a breaking in the economy, you have to accept the fact that there's going to be a tailwind with the prices coming down, there will be that much more money in consumers pockets. But more important than the actual dollars I think is the emotional aspect of it. I think there's probably no other price that's as universally recognized of a price of an object or a commodity or a service as the price of a gallon of gas. People who don't follow any other kind of economic statistic are always talking about, oh, I got gas at $2.60, $3.00, $2.00, whatever; it's amazing what kind of topic of conversation the price of a gallon of gas has become in our time. So the fact that energy prices have come down is good for the consumer from both a dollars and cents standpoint and from an emotional and sentiment standpoint, the fact that the commodity prices and energy prices have moderated, has allowed interest rates to rally and interest rates have come down and that has changed the headwind into a tailwind for the economy. So these are some positives that have been coming up.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              September 29, 2006
                                                                          Page 2

                  Now as we look at the market, which, of course, is always driven by earnings, earnings estimates have been coming down a little bit. But one thing to keep in mind is as those estimates come down, when companies actually do report, the bar is set lower and so there's maybe more likelihood that those estimates are going to be exceeded because they've been ratcheted down recently in the face of some concern about the markets and the economy. The other thing to take into account is that over the last year, people have been talking about how earnings may be pressured due to the fact that rising energy and commodity costs are going to put pressure on companies' ability to channel money to the bottom line, a lot of their profits are going to be eaten up by extra costs; of course, as those costs start to moderate, then those concerns of course moderate as well.

                  So there's, I think, some legitimate structural reasons here in the world economy to look at the glass as being half full rather than half empty. It's just amazing how we got through this last two or three month period of time with the crisis with Iran, with the war in Lebanon, and the continuing stalemate or quagmire or whatever you want to call it in Iraq and the political stalemate and moving into election season, there's a lot of reasons that the market could have sold off substantially; the fact that the market has held in there may well be something that's indicating that there's some strong underlying fundamentals that are underpinning the prices in the market. So I think that we have to possibly look at the glass being half full rather than half empty.

                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              September 29, 2006
                                                                          Page 3

                  As far as the portfolio goes, I think what we're trying to do is get as much of the portfolio in companies that are what I call the masters of their domain, really market leaders, best of breed, in areas where they can control their fate more than some other companies might be able to.

                  So what do I mean by that? If you look at a list of our top holdings, our top-10 holdings, and they're all about 4% of the portfolio give or take a fraction, we have Apple Computer, a very unique case where they are controlling their destiny more so than most other technology companies; Altria/Philip Morris, a one of a kind company; Procter & Gamble, a market leader, recession-resistant; Sears Holding Company, the next Berkshire Hathaway as far as I'm concerned; Toyota Motor, whenever we talk about cars, the conversation continues to be about General Motors and Ford and while Toyota is continuing an inexorable march on to it eventually being the number one carmaker in the world; Google, another unique situation; Franklin Resources, that's the large diversified mutual fund outfit; MasterCard; Starbucks; and Vornado Realty. So it's a mixed bag that's not going to necessarily rely on an economy that's clicking on all cylinders, not a recession portfolio by any means, but I think it's a good mix of growth and recession-resistant stocks that I think is going to get us through what may well be some choppy waters while the market is trying to decide what the actual direction of the economy is going to be.


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                                                      MARKMAN CAPITAL MANAGEMENT
                                          Markman MultiFunds Trust Weekly Update
                                                              September 29, 2006
                                                                          Page 4

                  You can expect over the next couple of weeks the volume to increase and the static to increase in the market; we're obviously moving into the last five weeks before the election and so there's going to be a lot of noise and hot air coming out of Washington, pros and cons about the economy. We're also, in the next couple of weeks, looking at the earnings preannouncement season; this is where corporate earnings come out and the first batch of corporate earnings tend to be those from companies that are disappointing. So over the next seven to 10 days, if you hear a lot of bad news, once again it's simply normal, that's par for the course, and then by the middle of the month, the second, third, fourth week of the month, that's when we see the bulk of the real-life earnings come out. So chances are over the next week or two we could hit some kind of rocky patch but the fact that we haven't seen so far at the end of the quarter much in the way of preannouncements is a possible indication that earnings reports are going to exceed on the upside rather than disappoint on the downside.

                  So we'll just have to wait and see; September is over, thank goodness, shoo, what a relief. We didn't have to worry about the market imploding on us. So we'll take a look at October and take it as it comes.

                  Well, that's it from your money managers in Minneapolis. If you have any questions or comments, of course, please feel free to give us a call. Until I have a chance to talk with you again next Friday afternoon, for everybody here at Markman Capital, thanks for being a shareholder. Take care. Bye, bye.


                                       END